RESULTS OF SHAREHOLDER VOTES

A Special Meeting of Shareholders (the "Meeting") of the Fund was held on December 10, 2014. At the Meeting, shareholders voted on the approval of a new investment advisory agreement between the Fund and the Adviser (the "Proposal"). All Fund shareholders of record at the close of business on October 27, 2014 were entitled to attend or submit proxies. As of the record date, the Fund had 10,708,596 shares issued and outstanding. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the approval of the Proposal. A quorum was present and the Proposal was approved, the details of which are as follows:



         For          Against       Abstained
        Votes          Votes          Votes

      5,220,310       101,042        211,630